UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Telecom Italia S.p.A.

Piazza degli Affari 2,
20123 Milan, Italy
(Address of principal executive offices)

FOR THE MONTH OF APRIL 2010

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The present document has been translated from the document issued and filed in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard

Additional Information
As disclosed in the Company's press release included in this Form 6-K, the Company has restated its financial statements for the years ended December 31, 2005, 2006, 2007 and 2008. The reasons for such restatement and the effect of such restatement on the Company's consolidated income statements and balance sheets for such periods and as of the end of such periods are also fully set out in the attached press release. Investors should not rely on the previously issued audited financial statements for the periods under restatement included in previously filed Annual Reports on Form 20-F.
The Company adopted its 2009 financial statements, which adoption was taken as required by Italian law at the meeting of the Board of Directors held on April 12, 2010. Reconta Ernst & Young has also issued its audit report in relation to these 2009 financial statements in accordance with auditing standards and procedures recommended by Consob (the Italian Stock Exchange Regulatory Agency). In connection with the Company’s adoption of the 2009 financial statements, it was also determined to restate the Company's consolidated financial statements  for prior periods as noted above. As a result of the decision to restate, the Company was informed by Reconta Ernst & Young in a letter dated April 12, 2010 that it was withdrawing its audit reports on the consolidated financial statements included in the Company's Annual Reports on Form 20-F for the years ended December 31,  2005, 2006, 2007 and 2008. Such withdrawal is required by the standards of the Public Company Accounting Oversight Board (U.S.).
The Company intends to file its Annual Report on Form 20-F for the year ended December 31, 2009 in May 2010.

PRESS RELEASE

TELECOM ITALIA: BOARD OF DIRECTORS EXAMINES AND APPROVES GROUP ANNUAL REPORT ON OPERATIONS AT 31 DECEMBER 2009

BERNABÈ: “2009 EBITDA AND DEBT REDUCTION OBJECTIVES REACHED, THANKS TO INCISIVE COST CONTROL AND CONTINUING EFFICIENCY RECOVERY. THESE RESULTS CONFIRM THE EFFECTIVENESS OF THE GROUP’S STRATEGY AND ALLOW US TO DISTRIBUTE OUR SHAREHOLDERS A DIVIDEND OF AROUND €1 BILLION.”

“WE WILL CONTINUE ALONG THE PATH SET OUT IN THE 2009-2011 INDUSTRIAL PLAN PRESENTED AT THE END OF 2008 WITH THE OBJECTIVE OF STABILIZING THE GROUP’S ORGANIC EBITDA FOR THE THIRD CONSECUTIVE YEAR IN 2010 AT €11.3 BILLION ALSO THANKS TO THE CONTRIBUTION FROM BRAZIL WHICH RECORDED GOOD PROGRESS IN THE FIRST THREE MONTHS OF THE YEAR.”

 “THE UPDATE OF THE INDUSTRIAL PLAN TO 2012, FOCUSED ON THE DOMESTIC MARKET AND BRAZIL, ALLOWS US TO EXPECT AN OPERATING FREE CASH FLOW TURNOVER TARGET AT THE END OF THE PERIOD OF 26%, ONE OF THE HIGHEST AMONG EUROPEAN COMPANIES, AND TO CONFIRM A DEBT REDUCTION OF €5 BILLION BY 2011 AS FORESEEN IN THE PLAN PRESENTED AT THE END OF 2008.”

SPARKLE:  RISK PROVISION CREATED FOR A TOTAL OF €507 MILLION
ECONOMIC IMPACT IN 2009 LIMITED TO €10 MILLION FOR FINANCIAL CHARGES

TELECOM ITALIA GROUP PRELIMINARY RESULTS CONFIRMED:

REVENUES: €27,163 MILLION, -6.3% COMPARED WITH THE END OF 2008; -5.6% ORGANIC VARIATION

EBITDA: €11,115 MILLION, +0.2% COMPARED WITH THE END OF 2008;

ORGANIC EBITDA: €11,327 MILLION, -0.5% COMPARED WITH 2008;

ORGANIC EBITDA MARGIN: 41.7%, +2.2 pp COMPARED WITH 2008;

INCOME BEFORE TAXATION: €3,339 MILLION, AN INCREASE OF 15.4% COMPARED WITH 2008

NET INCOME: €1,581 MILLION, A REDUCTION OF €596 MILLION COMPARED WITH 31 DECEMBER 2008 MAINLY DUE TO THE EFFECT OF THE WRITE-DOWN FROM HANSENET GOODWILL, HIGHER TAXES FOR THE YEAR AND THE TERMINATION OF SOME FISCAL BENEFITS

FREE CASH FLOW FROM OPERATIONS: €6,298 MILLION (+€662 MILLION COMPARED WITH 2008) EQUAL TO 23.2% OF REVENUES, AN INCREASE OF 3.8pp COMPARED WITH 2008

ADJUSTED NET DEBT: €33,949 MILLION, A DECREASE OF €577 MILLION (€34,526 MILLION AT THE END OF 2008); A DECREASE OF €1,144 MILLION IN Q4 (€35,093 MILLION AT 30 SEPTEMBER 2009). IN 2009 TAXES PAID FOR €2,301 MILLION (€633 MILLION IN 2008)

NET FINANCIAL DEBT WAS €34,747 MILLION (€34,039 MILLION AT THE END OF 2008)

INVESTMENTS MADE FOR AROUND €4.5 BILLION IN 2009, WITH APPROXIMATELY €3.5 BILLION DEDICATED TO STRENGTHENING THE NETWORK AND TECHNOLOGY PLATFORMS IN THE DOMESTIC MARKET THUS ANTICIPATING AND SATISFYING CUSTOMER NEEDS

PROPOSED DISTRIBUTION OF DIVIDENDS OF 5 EURO CENT PER ORDINARY SHARE AND 6.1 EURO CENT PER SAVINGS SHARE, EQUAL TO A PAY OUT RATIO OF 74%

STRATEGIC GUIDELINES AND TARGETS FOR THE 2010-2012 THREE-YEAR PERIOD:

▶	STRONGER CASH FLOW GENERATION: OPERATING FREE CASH FLOW OF €21 BILLION OVER THE THREE YEAR PERIOD; CASH FLOW FROM OPERATIONS TO REPRESENT 26% OF REVENUES IN 2012

▶	DEBT REDUCTION OF €5 BILLION CONFIRMED FOR THE 2008-2011 PERIOD; 2012 DEBT TARGET LESS THAN €28 BILLION

▶
2009-2012 EFFICIENCY PLAN EXTENDED AND INCREASED ON CASH COSTS OF €2.7 BILLION (VS 2 BILLION IN THE PREVIOUS  2009-2011 PLAN) OF WHICH €900 MILLION ALREADY CREATED IN 2009 AND AROUND €1 BILLION EXPECTED IN 2010

▶	THE HEADCOUNT REDUCTION PLAN BY THE END OF 2010 ALMOST COMPLETED

▶
INVESTMENTS EXPECTED FOR APPROXIMATELY €12 BILLION IN THE THREE YEARS, OF WHICH APPROXIMATELY €9 BILLION IN ITALY FOR THE COMPETITIVE DEVELOPMENT OF FIBRE, THE STRONG BOOST IN INNOVATION AND THE IMPROVEMENT OF RADIO NETWORK PERFORMANCE

The FY 2009 results and the will be presented to the financial community during the Telecom Italia Analyst & Investor Briefing scheduled for today, beginning at 9.20 am, at Rozzano (MI). The event may be followed live by video and audio streaming, plus slide show, at: www.telecomitalia.it/investormeeting2010/ita; www.telecomitalia.it/investormeeting2010/eng or via conference call by calling: +39 06 33168.  Those unable to connect live may follow the presentation by calling: +39 06 334843 (access code 287409#) from 20 April. Please call +39 0633444551 or +39 06334844 if you experience any problems connecting.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.it/media Telecom Italia Investor Relations +39 06 3688 3113 www.telecomitalia.it/investor_relations

This press release contains alternative performance indicators not contemplated under IFRS accounting standards (EBITDA; EBIT; Organic Difference in Revenues, EBITDA and EBIT; Net Financial Debt and Adjusted Net Financial Debt). These terms are defined in the Appendix.
The financial results of theTelecom Italia Group for FY 2009 and previous years provided for comparison were drafted in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (“IFRS”).
The principles applied by the Group in 2009 are consistent with those used in previous years with the exception of IFRS 3 revised (Business Combinations), IAS 27 revised (Consolidated and Separate Financial Statements), adopted in advance, and IFRIC 13 (Customer Loyalty Programmes), adopted retrospectively, whose main effects are described in the Appendix.
As a result of errors – as outlined by IAS 8 – which have emerged from the Sparkle case, restatements have been made to the economic and financial data for previous financial years as highlighted in the paragraph “Sparkle”, in this press release.  Also following the implementation of IFRIC 13, comparative data for the corresponding periods of fiscal year 2008 were restated accordingly. Furthermore, following the implementation of IFRS 8 the expressions “business sector” and “business unit” are to be construed as having the same meaning in this press release.
This press release and particularly the "Outlook for the 2010 financial year” section, and the “Three Year Plan 2010-2012” section, contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies. Readers should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in such statements owing to a number of factors  to consider, also in relation to the uncertainty connected with the crisis in the financial markets  the majority of which are beyond the Group’s control.

With reference to the US Reporting Requirements, the restatement of the economic and financial data relating to the financial years 2005, 2006, 2007 and 2008 entails -  pursuant to the audit principles as applicable in the United States (PCAOB rules) -  the withdrawal of the audit opinions for the correspondent years on Form 20-F . The company intends to file the 2009 Annual Report on Form 20-F with the US Securities and Exchange Commission in May. In the meantime, Investors are invited not to use the aforementioned financial statements on Form 20-F in their investing decisions. Finally, it should be noted that the audit report of the consolidated and separate financial statements of Telecom Italia at 31 December 2009 was issued today by Reconta Ernst & Young SpA according to the principles and criteria issued by Consob.

Milan, 13 April 2010

The Telecom Italia Board of Directors, chaired by Gabriele Galateri di Genola, yesterday examined and approved the Group’s Annual Report on Operations at 31 December 2009.

Today in Milan, Telecom Italia CEO Franco Bernabè, CFO Andrea Mangoni, Head of Domestic Market Operations Marco Patuano, CTO Oscar Cicchetti and the Diretor Presidente of Tim Brasil Luca Luciani, present to the financial community and media the Group’s strategic guidelines and targets for the 2010-2012 period.

Franco Bernabè, CEO of Telecom Italia, said: “The results achieved during 2009 are very satisfactory in light of the profound changes implemented in the mobile business both in Italy and in Brazil; the ability to recover efficiency has enabled the Group to reach the objectives of profitability and to look more calmly towards 2010. The strong cash generation and the further reduction in the debt level allow us to strengthen Telecom Italia’s role as leader in technological development, moving closer to the customer and its needs. In view of the full year results, and convinced of the effectiveness of the actions taken, that will continue in the near future, the Board of Directors has decided to propose to the shareholders the distribution of a 5 euro cent dividend for ordinary shares and 6.1 euro cent for savings shares, a decision which is coherent with the results and the trust in the evolution of the Group.”

“Telecom Italia today has the opportunity to highlight the stages reached in the path outlined a year ago in the presentation of an industrial plan which was focused on a return to fundamentals.  2009 was a year of great challenges characterised by a profound economic crisis and, for what concerns Telecom Italia, by important commercial and organisational changes.  The actions taken this year by the company allow us to confront future challenges. We will continue to focus on keeping under control operating and investment costs which are concentrated in those business sectors which are considered most profitable.   This selective approach will allow us to increase cash generation, which remains our primary objective, together with debt reduction. Geographically, our growth will come from Italy and Brazil. With Tim Brasil, which has now completed its re-positioning, we are ready to successfully compete as a pure mobile operator, in one of the emerging countries with higher growth potential”.

TELECOM ITALIA GROUP RESULTS

The consolidated financial statements at 31 December 2009 take into account the restatements and provisions as a result of information obtained from the the information available under the Court order issued in relation with the ongoing investigation involving, among others, the subsidiary Sparkle, and of subsequent auditing of financial statements starting from 2005. As a result, the 2008 comparative data as well as the main economic/financial data from the 2005, 2006, 2007 financial periods have been coherently restated.
Risk provisions totalling €507 million were set aside up to the end of 2009 (of which €10 million in 2009) and are intended to address risks and additional charges of a fiscal and legal nature. Telecom Italia considers that certain operations carried out in the years 2005, 2006 and 2007 presented severall anomalies, as outlined by IAS 8, such to conclude today that the financial statements of the years in question must be restated.

Restatement of the 2005, 2006, 2007 and 2008 financial statements following the investigation involving Sparkle (IAS 8)

	RESTATEMENT
(million euros)	2005	2006	2007	2008	2009	CUM 2005-2009

Revenue and Other income	(323)	(754)	(168)	-	-	(1,245)
Provisioning of materials and services	311	707	155	-	.	1,173
Other operating costs (provisions for indirect duties and taxes – VAT and penalties)	(77)	(256)	(70)	-	-	(403)

Impact on EBITDA	(89)	(303)	(83)	-	-	(475)

Impact on EBIT	(89)	(303)	(83)	-	-	(475)
Financial charges (provisions for interest on VAT)	-	(4)	(8)	(10)	(10)	(32)
Impact on income for the year	(89)	(307)	(91)	(10)	(10)	(507)

Impact on Parent company share of Shareholder’s Equity	(89)	(396)	(487)	(497)	(507)

Impact on total current liabilities	89	396	487	497	507

Restated adjusted data:

	Restated Data
(million euros)	2005	2006	2007	2008	2009

Total Revenues and operating provisions	29,861	30,358	30,185	29,336	27,445
Provisioning for materials and services	(12,253)	(12,876)	(13,443)	(13,120)	(11,480)
Other operating costs	(1,524)	(1,769)	(2,268)	(1,631)	(1,616)
EBITDA	12,468	12,498	11,295	11,090	11,115

EBIT	7,548	7,269	5,738	5,437	5,493
Balance of Proceeds /Net Financial Charges	(2,058)	(2,191)	(2,183)	(2,611)	(2,170)
Income for the year	3,601	2,696	2,360	2,178	1,596
Income for the year attributable to Parent company shareholders	3,127	2,707	2,353	2,177	1,581

Net Equity attributable to Parent company shareholders	25,573	25,622	25,431	25,598	25,952

***

2009 Financial Year

The main variations to the consolidation area in 2009 were as follows:

▶
the Group’s stake in HanseNet Telekommunikation GmbH (a German broadband carrier) was posted under Discontinued Operations. The sale was completed on 16 February 2010. Pursuant to IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations), the company’s economic performance in 2009 as well as in the corresponding periods of the 2008 fiscal year, were placed under an ad-hoc P&L item called "Income (losses) from Discontinued Operations/Assets Held for Sale". Capital-related results at 31 December 2009 are displayed as two separate items on the consolidated balance sheet;

▶
on 30 December 2009 Tim Participações acquired 100% of the fixed network operator Brazil Intelig Telecomunicações Ltda, consolidated the same day under Telecom Italia Group, within the Brazil business unit;

▶	Telecom Media News S.p.A. was excluded from consolidation from 1 May 2009, following the sale of a 60% stake by Telecom Italia Media S.p.A.

The main changes during 2008 were as follows:

▶	exclusion of Entel Bolivia starting in Q2 2008, following its nationalisation pursuant to a decree issued by the Bolivian Government on May 1, 2008. This stake can now be found under Current Assets;
▶	exclusion of the “Pay-per-View” business starting December 1, 2008, following its sale by Telecom Italia Media S.p.A..

Revenues in FY 2009 were down by 6.3% at €27,163 million from €29,000 million at the end of 2008 (-€1,837 million). In organic variation terms, the decrease in consolidated revenues was 5.6% (-€1,625 million).

In detail, the organic variation in revenues is calculated by excluding:

▶
the effect of variation in the consolidation area (-€58 million, caused mainly by the exit of Entel Bolivia in Q2 2008 and by the exclusion of the “Pay-per-View” business by Telecom Italia Media S.p.A starting in December 2008);

▶
the effect of exchange rate variations (-€161 million, equal to the balance between the €171 million loss incurred by the Brazil business unit and the €10 million profit from the other business units);

▶	other non-organic revenues of €17 million in 2009 (€24 million in 2008).

Revenues, broken down by business unit, are as follows:

	2009		2008		Change
(million Euro)%				%	absolute	%	% organic

Domestic	21,662	79.7	23,227	80.1	(1,565)	(6.7)	(6.8)
Brazil	5,022	18.5	5,208	18.0	(186)	(3.6)	(0.3)
Media, Olivetti and other activities	738	2.7	857	3.0	(119)	(13.9)
Adjustments and eliminations	(259)	(0.9)	(292)	(1.1)	33
Total Consolidated	27,163	100.0	29,000	100.0	(1,837)	(6.3)	(5.6)

EBITDA came to €11,115 million, up €25 million (+0.2%) on 2008, EBITDA margin rising from 38.2% of revenues in 2008 to 40.9% in 2009. Organic EBITDA fell by €52 million (-0.5%), while the organic EBITDA margin stood at 41.7% in 2009, up 2.2 percentage points from the end of 2008 (39.5%).

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

	2009		2008		Change
(million Euro)%				%	absolute	%	% organic

Domestic	9,895	89.0	9,959	89.8	(64)	(0.6)	(2.1)
% of Revenues	45.7		42.9		+2.8 pp		+2.3 pp
Brazil	1,255	11.4	1,217	11.0	38	3.1	9.6
% of Revenues	25.0		23.4		+1.6 pp		+2.3 pp
Media, Olivetti and other activities	(29)	(0.3)	(70)	(0.6)	41	58.6
Adjustments and eliminations	(6)	(0.1)	(16)	(0.2)	10
Total Consolidated	11,115	100.0	11,090	100.0	25	0.2	(0.5)
% of Revenues	40.9		38.2		+2.7 pp		+2.2 pp

EBIT was €5,493 million, up €56 million (+1.0%) from 2008, with EBIT margin standing at 20.2% (compared with 18.7% in 2008). The organic EBIT variation was a positive €29 million (+0.5%) with organic EBIT margin standing at 21.2% in 2009 (19.9% in 2008).

Effective management of financial transactions and equity investments, as well as good operating performance, resulted in a €445 million increase in pre-tax earnings (+15.4%) from 2008, to €3,339 million. Taxes on income were €1,121million, an increase of €444 million compared with 2008. The absence of the positive impact of some financial benefits in 2009 for more than €500 million is noted.

Consolidated net income was €1,581 million, down €596 million in 2008, mainly due to the broadband activities in Germany, higher taxes in the year for the expiry of tax credits and the termination of some fiscal benefits.

CAPEX for 2009 was €4,543 million (down €497 million compared to 2008) broken down as follows:

	2009		2008		Change
(million Euro)%				%

Domestic	3,523	77.5	3,658	72.6	(135)
Brazil- other investments	964	21,2	871	17.3	93
Brazil – 3G license purchase	-	-	477	9.4	(477)
Media, Olivetti and other activities	64	1.4	79	1.6	(15)
Adjustments and eliminations	(8)	(0.1)	(45)	(0.9)	37
Total	4,543	100.0	5,040	100.0	(497)
% of Revenues	16.7		17.4		(0.7)pp

In 2008 CAPEX included €477 million for the purchase of mobile telephony licenses to be allocated to the 3G service of the Brazil mobile business unit. Investments in the Domestic business unit, even including the €89 million for the purchase of the IPSE frequencies, fell also due to the impact of cost reductions and investment plans started in 2008.

Cash flow from operations and other cash flows: cash flow from operations in 2009 amounted to €6,298 million, a €662 million improvement on 2008, mainly due to the reduction in investment requirements (€-497 million compared with 2008). It is also noted that in 2009, the Group made tax payments for €2,301 million, significantly higher than in previous years.

Net financial debt stood at €34,747 million, up €708 million from 31 December 2008 (€34,039 million).  Compared to 30 September 2009 (€35,506 million) indebtedness fell by €759 million.

In order to provide a better picture of net financial debt, as early as June 2009 the Company deemed it necessary to introduce a new financial measure “adjusted net financial debt”. This item excludes the purely accounting, non-monetary effects stemming from the valuation at fair value of derivatives and related financial assets/liabilities. As a matter of fact, the valuation of derivative financial instruments, which are designed – among other things – to manage the exchange and interest rates of future variable contracts does not actually imply any cash settlement.

Adjusted net financial debt stood at €33,949 million, down €577 million from 31 December 2008 (€34,526 million).

Adjusted Net Financial Debt

(million Euro)	31.12.2009	31.12.2008	Change
ACCOUNTING NET FINANCIAL DEBT	34,747	34,039	708
Exclusion of fair-value valuation of derivatives and related financial assets/liabilities	(798)	487	(1,285)
ADJUSTED NET FINANCIAL DEBT	33,949	34,526	(577)

In Q4 2009 adjusted net financial debt fell by €1,144 million. The effects of the positive management dynamic have only partially been absorbed by the tax payments.

ADJUSTED NET FINANCIAL DEBT

(million Euro)	31.12.2009	30.9.2009	Change
ACCOUNTING NET FINANCIAL DEBT	34,747	35,506	(759)
Exclusion of fair-value valuation of derivatives and related financial assets/liabilities	(798)	(413)	(385)
ADJUSTED NET FINANCIAL DEBT	33,949	35,093	(1,144)
As follows:
TOTAL ADJUSTED GROSS FINANCIAL DEBT	42,980	42,621	359
TOTAL ADJUSTED FINANCIAL ASSETS	(9,031)	(7,528)	(1,503)

The liquidity margin at 31 December 2009 stood at €7,347 million (€5,581 million at 31 December 2008). During 2009 the status of the European and American financial markets allowed Telecom Italia to issue new bonds and to access new financing at advantageous conditions. In addition, €6.5 billion are also available on non revocable long term credit lines (maturing 2014), which are not subject to covenants that may limit their availability. In the current uncertain climate on financial markets, the Telecom Italia Group maintains a high level of financial cover, while at the same time optimising the average cost of debt.

At 31 December, 2009 the Group’s headcount (excluding employees from discontinued operations) stood at 71,384, of whom 60,872 in Italy.

BUSINESS UNIT RESULTS

Figures for Telecom Italia Group included in this press release refer to the following business units:

▶	Business unit Domestic: includes domestic fixed-line and mobile-line voice and data services provided to end users (retail) and other carriers (wholesale), as well as associated support operations;
▶	Business unit Brazil: refers to telecommunications operations in Brazil;
▶	Business unit Media: includes TV network-related activities and operations;
▶	Business unit Olivetti: focuses on the development and manufacturing of digital printing systems and office products;
▶	Other Operations: includes financial firms and other smaller operations not strictly related to the core business of the Telecom Italia Group.

Following the inclusion of HanseNet among Discontinued Operations, the European Broadband business unit has been removed. The other companies originally included in that business unit have been moved under “Other Operations”. In order to make a proper comparison, segment reporting for comparable periods has been restated accordingly.

Figures for Telecom Italia Media at 31 December 2009 and related events after 31 December 2009 can be found in the press release issued on 25 February 2010 after the Board Meeting of the company that approved them.

DOMESTIC

▶	Revenues amounted to €21,662 million, down 6.7% (-€1,565 million) compared with 2008. The organic change was -6.8%.

Highlights:

Core Domestic Revenues
Core Domestic revenues stood at €20,579 million, down 6.9% (-€1,525 million) from 2008. The organic change was -6.9%.

The following highlights the performance of individual market segments as compared with 2008:
•
Consumer: Our marketing policy underwent a radical change in 2009. Against a challenging macroeconomic backdrop, as certain customer groups reined in their spending and competition ratcheted up in the marketplace, TIM rapidly repositioned its offer by moving away from its previous focus on mobile terminals as a significant driver of end-customer choices, coupled to a series of incentives for the sales network, and shifted to a new approach based on effective advertising communication, increasingly customer loyalty focused offers, and remuneration of sales channels on the basis of the actual quality of the customers they acquire.

Consumer segment revenues registered a decrease of €1,196 million (down 9.8%). This figure included €742 million (6.6%) less from revenues from services, and €454 million (49.1%) less from product sales, most notably on mobile devices. The €742 million reduction in revenues from services is attributable to fixed-line telephony (down €333 million, 8%) and outgoing mobile calls (down €213 million, 6%). Outgoing mobile calls were impacted by a contraction in the customer base and the effects of the regulatory interconnection rate review, which had a significant impact on revenues from mobile termination (down €168 million, of which €122 million attributable to the cut in rates), alongside a contraction in revenues from traditional value added services (revenues from messaging were down €76 million, 9%) and content (down €61 million, 24%). Performance in traditional areas of business was partially offset by growth in the customer base and revenues from fixed-line broadband services (up €114 million, 13%) and mobile broadband services (up €42 million, 12%);

•
Business: The contraction in revenues (down €394 million compared with 2008 (down 9.6%, or down 9.5% in organic terms) may predominantly be ascribed to the challenging economic conditions faced by SMEs in 2009, which consequently exerted downwards pressure on consumption. This was compounded by the contraction in the customer base, which slowed compared to a year earlier in the Fixed-line sector, but accelerated in the Mobile sector. The reduction in revenues intensified in both of these sectors (Fixed line revenues were down 11%, Mobile revenues were down 9%), though negative growth was less pronounced in the final quarter of the year compared to the previous quarter. Against this backdrop, a number of positive year-on-year trends emerged: Fixed-line broadband revenues remained stable; Fixed-line data services posted growth of 3%; and mobile browsing revenues registered 16% growth;
•
Top: Revenue performance (down €131 million – a reduction of 3.4% year on year, and of 1.9% in the fourth quarter) was predominantly effective by a contraction in the overall telephony and data market (down 8.7% year on year, and down 7.7% in the fourth quarter), as a result of the economic circumstances and, in consequence, of businesses reducing consumption. This trend was partially offset by the strong, ongoing rise in revenues from ICT solutions and offerings (up 15.3% year on year, and up 15.3% in the fourth quarter), as the company increased its market share from around 9.2% in December 2008 to 11.4% in December 2009. The mobile segment essentially held up from the previous year (down 0.1% year on year, down 0.1 % in the fourth quarter);

•
National Wholesale: The rise in revenues (up €258 million or 14.8%; 14,9% in organic terms) was generated by growth in the Other Licensed Operator (OLO) customer base for Unbundling of the Local Loop, Wholesale Line Rental and Bitstream services.

International Wholesale Revenues
In 2009 the International Wholesale business segment (Telecom Italia Sparkle Group) posted revenues of €1,710 million, down €120 million from 2008 (-6.6%; -7.1% at organic level), following a decline in voice services in both the captive and the third-party markets. The good performance of the IP/Data, Multinational Corporations and Consulting businesses partially offsets the above decline in voice services.

Besides the market segment overview given above, the following revenue figures are broken down by technology (fixed-line/mobile).

Fixed-Line Telecommunications Revenues
Revenues amounted to €14,739 million, down €261 million (-1.7%) from 2008. The organic change in revenues was negative by €279 million (-1.9%).
At 31 December 2009 retail accesses stood at approx. 16.1 million (-1,255,000 compared to 31 December 2008). The wholesale customer portfolio grew to approx. 6.2 million accesses (+1,221,000 compared with 31 December 2008). The total access market was substantially stable compared with December 2008.
The total broadband portfolio amounted to 8.7 million accesses (+607,000 compared to 31 December 2008, broken down into 7 million retail and 1.7 million wholesale accesses.

Retail Voice
Revenues from the Retail Voice business amounted to €6,804 million, down €720 million (-9.6%) from 2008.
Revenues from all market segments suffered a physiological reduction in both customer base and traffic volumes as a consequence of a very competitive operating environment. Additional factors were a decline in regulated fixed-to-mobile termination rates and the disabling of a number of Premium services executed by the company on both a compulsory and voluntary basis (the decline in revenues from VAS services compared to 2008 amounted to €45 million). However, the economic impact of lower access revenues (-€177 million) was offset in the domestic business segment by the good performance of wholesale services (+€170 million from regulated intermediate services such Local

Loop Unbundling and Wholesale Line Rental).

Internet
Revenues from the Internet business segment amounted to €1,707 million, up €77 million from 2008 (+4.7%). The Narrowband component declined even further and currently accounts for a mere 2% of total revenues. The total retail Broadband portfolio reached 7 million accesses on the domestic market, up 246,000 accesses from the end of 2008. Flat-rate customers now account for 83% of total retail Broadband customers (compared to 77% at the end of 2008). Also on the rise is the IPTV service in the Consumer segment, with a portfolio of 401,000 customers to date (+72,000 compared to the end of 2008) and the Web-based offerings and services provided through the Virgilio portal. The Alice Casa package has 621,000 customers (+503,000 compared to December 31, 2008) and accounts for 8.9% of the total Broadband portfolio (1.7% as of December 2008).

Business Data
Revenues from the Business Data segment were €1,730 million, up €10 million (0.6%) on 2008. This was driven by the good performance of ICT products and services, for which revenues grew by €72 million (up 9.5%), spearheaded by 13.8% growth in services.

Wholesale
At the end of December 2009, Telecom Italia’s Wholesale division customer portfolio consisted of approx. 6.2 million accesses for voice services and 1.7 million accesses for Broadband services. Overall revenues from domestic Wholesale amounted to €2,888 million, corresponding to growth of €429 million (17.4%) compared with 2008. The upwards trend in revenues in this sector is ascribable to growth in the alternative operator customer base, which is served via a variety of access types. Total Wholesale sector revenues in 2009 were €4,117 million.

Mobile Telecommunications Revenues
As noted previously, a wide-ranging review of consumer sector sales policy in the mobile business generated a significant reduction in mobile terminal sales, which decreased from 7.9 million in 2008 to around 4.8 million in 2009. This policy had evident benefits on helping to hold up Domestic Business Unit profit margins.
However, revenues from Mobile telecommunications over the year decreased by €1,090 million (down 11.3%) to €8,597 million compared with the same period in 2008. The company's new strategic orientation resulted in a sharp contraction in revenues from terminals (down 44%). This was compounded by the impact of the planned introduction of revised regulatory interconnection rates, and the reduction in the customer base, which was at its strongest in the first half of the year. The excellent results achieved by mobile broadband offerings partially offset the negative trend in traditional value added services (text messages).

At year-end 2009, Telecom Italia supplied around 30.8 million mobile lines. The reduction in this figure compared with year-end 2008 may be ascribed to a more selective sales policy focused on higher value clients – a strategy borne out by the number of post-paid lines, which now account for around 20% of the total, compared with around 17% at year-end 2008. At the same time, the company undertook a termination of unused lines. In 2009, verification continued of prepaid SIM cards to detect cards not properly associated with an ID document. Over the year, this led to the termination of more than 2.9 million SIM cards; in excess of 760 thousand SIM cards were re-registered properly.

▶
EBITDA for Domestic business was €9,895 million, down €64 million from the same period of 2008 (-0.6%). The EBITDA margin was 45.7%, up 2.8 percentage points from 2008. The organic change in EBITDA compared to 2008 was negative by €211 million (-2.1%), with the EBITDA margin standing at 46.5% (44.2% in 2008).

▶
EBIT was €5,394 million, down 11 million (-0.2%) from 2008, with the EBIT margin standing at 24.9% (compared to 23.3% for 2008). The organic change in EBIT was negative by €93 million (-1.6% from 2008).

▶
CAPEX was €3,523 million, down €135 million from 2008. The capex margin was 16.3% (compared to 15.7% in 2008). This decline was mainly a consequence of the optimisation and rationalisation of network investments and lower investments in handsets (rentals or multi-year contracts) and the purchasing of the Wi-MAX license.

▶	Headcount was 58,736 employees, down 3,080 from 31 December 2008.

BRAZIL
(average real/euro exchange rate 2.76933)

In December 2009 Tim Brasil Group reached 41.1 million lines (+12.9% against 31 December 2008) with a market share of 23.6%.

Revenues for 2009 amounted to 13,907 million reais, down 0.3% (-44 million reais) from 2008  (revenues from VAS +16.1%). Average monthly revenues per customer amounted to 28.2 reais in December 2009, compared to 31.6 reais in December 2008.

EBITDA for 2009 amounted to 3,476 million reais, up 6.7% (+217 million reais) from 2008. The EBITDA margin was 25.0%, 1.6 percentage points higher than for 2008. This result was achieved through efficiency measures designed to streamline the cost structure and release resources to boost Tim Brasil's sales. Compared to 2008, the organic change in EBITDA amounted to +312 million reais, with the EBITDA margin standing at 25.7% (23.4% 2008).

In 2009 EBIT stood at 580 million reais (compared to 507 million reais in 2008). This result can be ascribed to an improved EBITDA compared to 2008, partially offset by depreciation & amortisation related to the 3G licence acquired in the second quarter of 2008, by capex associated to the new UMTS network and by actions aimed at preserving the capacity and quality of the 2G network. Compared to 2008, the organic change in EBIT was positive by 168 million reais, with EBIT margin standing at 4.9% (3.6% in 2008).

CAPEX in 2009 amounted to 2,671 million reais, a decline of 941 million reais compared with 2008, the year in which the 3G licence was acquired.

The headcount at 31 December 2009 stood at 9,783 employees.

On 30 December 2009 Tim Participações completed the acquisition of 100% of the Brazilian fixed network operator Intelig Telecomunicações Ltda via the merger by incorporation in Tim Participações S.A. of the parent (Holdco Participações Ltda).

OLIVETTI

2009 revenues were €350 million, down €2 million compared to 2008 (-0.6%).

EBITDA was a negative €14 million, €16 million better than 2008 thanks to a dramatic cut in fixed costs.

EBIT was a negative €19 million, an improvement of €18 million compared to 2008.

CAPEX in 2009 came to €4 million, an increase of €1 million compared with the previous year.

The headcount at 31 December 2009 stood at 1,098 employees.

***

TELECOM ITALIA S.p.A. RESULTS

Revenues were €20,474 million, down €1,510 million (-6.9%) from 2008. The organic variation in revenues is -6.9%.

This is due to the physiological decline in revenues from traditional business in the Consumer (-9.8%) and Business segments (-9.7%) and, to a lesser extent, in the Top segment (-3.5%). Revenues were positive, however, for innovative services such as broadband (fixed-line and mobile) in both the Consumer and Business segments, while the Top segment reported strong growth in ICT solutions and packages (+15.3%).
The year also saw a significant increase in revenues for the National Wholesale segment (+14.8%) driven by growth in OLO (Other Licensed Operators), Local Loop Unbundling, Wholesale Line Rental and Bitstream customers.

EBITDA was €9,508 million, down €30 million (-0.3%) from 2008. The organic change in EBIT was a negative 1.7% (-€170 million). The EBITDA margin came to 46.4% (43.4% in 2008); in organic terms the EBITDA margin stood at 47.3% of revenues (44.8% in 2008).

EBIT was €5,161 million, up 33 million from 2008 (+0.6%). The organic change in EBIT was -0.8% (-€43 million). The EBIT margin was 25.2% (23.3% in 2008); in organic terms the EBIT margin stood at 26.3% of revenues (24.6% in 2008).

The net income of Telecom Italia S.p.A. was €1,399 million, down €74 million from 2008 (€1,473 million).

The headcount at 31 December 2009 stood at 54,236 employees.

***

SPARKLE

The ongoing criminal investigation involving Telecom Italia Sparkle, and the Rome court Order issued in relation with this investigation (the “Order”) which was served on the company on 23 February 2010 allege that a number of former directors, former employees and current employees of Telecom Italia Sparkle committed crimes of cross-border criminal conspiracy, tax evasion, international money-laundering, reinvestment of proceeds from criminal activities, and registering assets under false names. The crimes of a cross-border criminal conspiracy, international money-laundering and reinvestment of proceeds from criminal activities are offences that may entail administrative liability for a corporation under the Legislative Decree no. 231/2001.

As part of the proceedings, the Rome Judge issued a seizure order for €298 million, corresponding to the alleged unlawful deduction of VAT related to the transactions under investigation. A hearing was scheduled in chambers to discuss the request for the appointment of an Administrator for Telecom Italia Sparkle pursuant to Legislative Decree no. 231/01. On 6 April 2010, the Preliminary Investigations Judge cancelled this hearing as there were no longer any grounds to proceed on this matter.

In addition to the amounts seized, Telecom Italia Sparkle provided guarantees for an amount of €195 million, of which €72 million correspond to the potential confiscation of profits generated by the sales transactions noted above, and €123 million corresponding to the difference between the amount already seized and corresponding to the VAT deducted during tax years 2005, 2006 and 2007 (€298 million), and the highest amount the company could potentially owe in settlement of its tax position regarding the use of VAT credits on the basis of one of the various settlement procedures with the Italian Tax Authorities.

The sales transactions effected, in the financial years 2005, 2006 and 2007, related to “Premium” telecommunications services carried over the Telecom Italia Sparkle network and were conducted with a number of smaller telecommunications carriers resident in the European Union (EU).

Internal investigation – 2007
In November 2006, the Rome Judge interviewed a number of Telecom Italia Sparkle officials, directors and employees as witnesses with knowledge of the facts with regard to an investigation on a VAT fraud alleged to have been committed by a number of Italian telecommunications operators, including the clients and suppliers identified in the Order. Subsequently, in January 2007 Telecom Italia Sparkle launched an internal investigation into contracts and commercial relations with these particular clients and suppliers. On completion of the internal investigation, which was undertaken with the assistance of independent tax consultants, in June 2007commercial relations with the above-mentioned parties were terminated for precautionary reasons. As part of the investigation, Telecom Italia assessed its VAT position and particularly the tax paid with regard to the above-mentioned commercial transactions. On the basis of information available at the time, the conclusion of the investigation was that deduction of

VAT on these purchases was appropriate.

Subsequent elements
Analyses and information acquired since the Order have provided additional elements for assessment of the events under investigation and the analysis undertaken in the past, adding previously unknown information which has become available through investigations undertaken by the Rome Prosecutors, using their specific powers and faculties.

Internal investigation – 2010
Subsequent to the issue of the Order, the company appointed independent legal, accounting and tax advisors to undertake a documentary investigation into activities between 2005 and 2009. The advisers’ analysis concerned contracts and relations maintained by Telecom Italia Sparkle other than those covered under the Order, referring in particular to counterparties other than major telecommunications carriers and other Telecom Italia Group companies, with a particular focus on traffic data and associated revenues, costs and payments. The Corporate Organs were informed about the extent and results of this analysis.

Restatement
Drawing upon further information available under the Order, along with data acquired as part of the 2010 internal investigation, Telecom Italia concluded that a number of transactions in the financial years 2005, 2006 and 2007 were affected by certain anomalies regarding the actual existence of the transactions and traffic, in addition to the progress and routing of traffic itself, to such an extent that the company now believes that these operations were subject to errors as defined under IAS 8.
Therefore, in compliance with IAS 8, but without acknowledging any liability whatsoever, the company is restating the revenues and costs recorded in 2005, 2006 and 2007 for these operations as follows:
•
2005-2007: adjustment of revenues and costs for the operations concerned; the surplus of revenues over costs has been adjusted and recognized against provisions for risks and charges under “Trade and miscellaneous payables, sundry payables and other current liabilities” in regard to legal risks and charges connected with this matter;

•	2005-2007: provisions for risks and charges – included under “Trade and miscellaneous payables, sundry payables and other current liabilities” – for further tax risks and charges;
•	2005-2009: provisions for risks and charges concerning legally-applicable interest associated with the above provisions, for the year to which they apply.

After making these adjustments and provisions, the data for the 2008 financial year used in comparisons (including the statement of financial position as of 1 January 2008) have been restated as previously mentioned.

***

The Board of Directors of Telecom Italia Sparkle, has included in the agenda of the Shareholders’ Meeting, called to approve the 2009 financial statements, the following item “Actions of Responsibility against the former CEO; related and consequent decisions”.

***

EVENTS SUBSEQUENT TO 31 DECEMBER 2009

Sale of HanseNet Telekommunikation GmbH
On 16 February 2010 the sale was completed of Telecom Italia Group's entire stake in HanseNet TeleKommunikation GmbH, a German retail broadband carrier, to Telefonica via the subsidiary Telefonica Deutschland GmbH. The estimated impacts of the sale, calculated on the basis of an Enterprise Value of €900 million, are already fully incorporated in the Consolidated Accounts at 31 December 2009.
Specifically, the operation had a negative effect on consolidated net income of €561 million, including a goodwill writedown for €558 million. The relating cash-in for €900 million will go towards reducing the Group’s debt.

OUTLOOK FOR THE 2010 FINANCIAL YEAR

With regards to the Telecom Italia Group results for the current financial year, the objectives linked to the main economic indicators, as outlined in the 2010-2012 industrial plan, which is reported in the section 2010-2012 Three Year Plan, foresee the following for the full year 2010:

•	Revenues (equivalent consolidation area and exchange rate) fell by 2% - 3% compared with the previous year;

•	organic EBITDA substantially stable compared with the previous year;

•	Capex was approximately €4.3 billion;

•	Adjusted Net Debt approximately €32 billion.

***

DIVIDEND

Along with the approval of the annual financial statements, a proposal will be put before the Shareholders’ Meeting, convened for 29 April - in second call in ordinary session and in third call in extraordinary session - at Rozzano (MI), to distribute a dividend of 5 euro cents per ordinary share and 6.1 euro cents per savings share. The dividend shall be paid out from 27 May, ex-coupon on 24 May.

CORPORATE GOVERNANCE ISSUES

The Board of Directors has approved the statement on corporate governance and the holding structure, in which it reports the outcome of the checks which confirm that the requisites have been fully met for the composition of the board and the criteria of independence in the persons of Paolo Baratta, Roland Berger, Elio Cosimo Catania, Jean Paul Fitoussi and Luigi Zingales.

***

The Manager designate for the preparation of accounting corporate documents, Andrea Mangoni, hereby declares, pursuant to paragraph 2, Art.154-bis of the Italian Consolidated Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

***

THREE-YEAR PLAN 2010-2012

The update to the 2010-2012 Strategic Plan confirms the strategic priorities that the Telecom Italia Group set in December 2008 and in particular:

•	a focus on the strategic Italy and Brazil markets, with the target of a rapid return to growth in domestic turnover and an acceleration of revenue growth on the Brazilian market;
•	boost cash flow generation by focusing on high profit margin revenues, operating efficiency gains, and selective investment;
•	an ongoing reduction in Group debt.

Group Targets 2010-12
Key earnings targets (equivalent consolidation area, exchange rate, and non-organic charges and income) for the 2010-2012 period:

▶	average annual revenue growth of around 1% (CAGR 2009-2012);
▶	EBITDA of around €12 billion in 2012;
▶	cumulative capex of around €12 billion between 2010 and 2012;
▶	adjusted net financial debt below €28 billion by year-end 2012.

Group Targets 2010
Key earnings targets (equivalent consolidation area, exchange rate, and non-organic charges and income):

▶	revenues down by between 2% and 3% compared with the previous year;
▶	EBITDA essentially stable compared with 2009;
▶	capex of around €4.3 billion;
▶	adjusted net financial debt of around €32 billion at year-end 2010.

Domestic market
On the domestic market, Telecom Italia is keen to continue along the path it began in 2009 in pursuit of the following priorities:

•	reverse the trend in revenues by accelerating mobile sector turnaround and building on good fixed-line performance;
•	rationalize costs and implementation of the new operating model;

•	excellence in customer satisfaction;
•	ongoing improvement in dialogue with the regulatory authorities.

The Plan confirms the seven areas of Lean Company model intervention for efficiency enhancement, leading to a further €0.7 billion cash cost reduction in addition to the previously announced €2 billion over the three-year period 2009-2011, for a total of €2.7 billion by 2012.

Domestic business targets 2010-12

Organic revenues are forecast to remain essentially stable between 2009 and 2012 (CAGR). Organic EBITDA is forecast to exceed €10 billion in 2012; cumulative investments between 2010 and 2012 will reach around €9 billion.

Domestic business targets 2010

▶	organic revenues down by between 4% and 5% compared with the previous year;
▶	organic EBITDA of between €9.8 and €9.9 billion;
▶	capex of around €3.1 billion.

Brazil
Brazil remains a solid emerging market on which Telecom Italia is keen to continue strengthening its position by leveraging TIM Brasil's status as the country's sole pure mobile operator capable of fully exploiting opportunities arising from migration from fixed line to mobile.

The Brazil plan for growth is based on three pillars:

•	penetration and expansion of market share;
•	boost traffic by leveraging the concept of community, and by targeting mobile replacement of fixed lines;
•	selective development of mobile broadband, with the focus on micro-browsing.

Drivers on the Brazilian market remain the focus on quality of service, innovation leadership, and a customer-centric approach. Integration with Intelig will also enable the pursuit of convergence, as well as giving a substantial boost to efficiency and cash cost projects.

Brazil targets 2010 - 2012

These figures are organic, in compliance with IFRS standards, and are stated in local currency.

▶	revenues from services to register high single digit growth between 2009 and 2012 (CAGR);
▶	EBITDA margin of around 30% in 2012;
▶	cumulative capex of below 8.0 billion between 2010 and 2012.

Brazil targets 2010

▶	revenues from services up 6%;

▶	EBITDA up 4 billion reais;
▶	capex of around 3 billion reais.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group and the Parent company Telecom Italia S.p.A.. However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:
•
EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) and the Parent in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)
EBIT - Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets
(1)	“Expenses (income) from investments” for Telecom Italia S.p.A.
(2)	Caption in Group consolidated financial statements only.

•
Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more complete and effective manner the operating performance of the Group (as a whole and at the level of the Business Units) and the Parent.
The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.
This press release provides details of the separate income statement amounts used to arrive at the organic change as well as an analysis of the major non-organic components for the years 2009 and 2008.

•
Net Financial Debt: Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the attachments to this press release are included two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and the Parent, respectively.

In order to better represent the real dynamic in net financial debt, starting with the Half-Yearly Financial Report at June 30, 2009, in addition to the usual measure (renamed “net financial debt carrying amount”) a new measure has been introduced denominated “adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from measurement at fair value of derivatives and related financial liabilities/assets. Indeed, the volatility of interest rates and foreign exchange rates, which has characterized the financial markets from the fourth quarter of

2008, significantly impacted the fair value measurement of the derivative positions and the related financial liabilities / assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations / Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets classified under Discontinued operations / Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

* * *

The Separate Income Statements, Statements of Comprehensive income, Statements of Financial Position and Statements of Cash Flows as well as the Net Financial Debt of the Telecom Italia Group and the Parent, herewith presented, are the same as those included in the Report on Operations of the 2009 Telecom Italia Annual Financial Report. Such statements as well as the Net Financial Debt are however consistent with those included in the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2009.

To such extent, please note that the audit work by our independent auditors on the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2009 as well as the check of consistency of the 2009 Report on Operations with the related Telecom Italia Consolidated and Separate Financial Statements have been completed on 13 April 2010.

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

According to IAS 1 revised (Presentation of Financial Statements), which is effective from January 1, 2009, here below are presented the Consolidated Statements of Comprehensive Income, beginning with the Profit for the year, derived from the Separate Consolidated Income Statements, and displaying income and expenses recognized directly in equity and related to all non-owner changes.

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)	Year 2009	Year 2008 Restated
CASH FLOWS FROM OPERATING ACTIVITIES:		
Profit from continuing operations	2,218	2,217
Adjustments for:		
Depreciation and amortization	5,551	5,676
Impairment losses (reversals) on non-current assets (including investments)	27	212
Net change in deferred tax assets and liabilities	(48)	(1,031)
Losses (gains) realized on disposals of non-current assets (including investments)	55	(37)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(67)	(64)
Change in employee benefits	(173)	233
Change in inventories	(30)	(74)
Change in trade receivables and net amounts due from customers on construction contracts	336	737
Change in trade payables	(995)	(588)
Net change in current income tax receivables/ payables	(1,170)	1,078
Net change in miscellaneous receivables/ payables and other assets/ liabilities	(229)	(98)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	5,475	8,261
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of intangible assets on an accrual basis	*(2,017)*	*(2,360)*
Purchase of tangible assets on an accrual basis	*(2,526)*	*(2,680)*
Total purchase of intangible and tangible assets on an accrual basis	(4,543)	(5,040)
Change in amounts due to fixed asset suppliers	*619*	*(419)*
Total purchase of intangible and tangible assets on a cash basis	(3,924)	(5,459)
Acquisitions of other investments	(6)	(6)
Change in financial receivables and other financial assets	(692)	(1,756)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of	(13)	452
Proceeds from sale/ repayment of intangible, tangible and other non-current assets	66	97
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	(4,569)	(6,672)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Change in current financial liabilities and other	(1,123)	1,267
Proceeds from non-current financial liabilities (including current portion)	5,563	2,317
Repayments of non-current financial liabilities (including current portion)	(4,260)	(4,302)
Proceeds from equity instruments	-	1
Consideration paid for equity instruments	(11)	(27)
Dividends paid	(1,050)	(1,665)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	(881)	(2,409)
CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/ NON-CURRENT ASSETS HELD FOR SALE (D)	61	(41)
AGGREGATE CASH FLOWS (E=A+B+C+D)	86	(861)
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)	5,226	6,204
Net foreign exchange differences on net cash and cash equivalents (G)	172	(117)
NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)	5,484	5,226

TELECOM ITALIA GROUP – NET FINANCIAL DEBT

TELECOM ITALIA GROUP – INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	2009	2008
			absolute	Changes %	% organic

Revenues	21,662	23,227	(1,565)	(6.7)	(6.8)
EBITDA	9,895	9,959	(64)	(0.6)	(2.1)
EBITDA margin (%)	45.7	42.9		2.8 pp	2.3 pp
EBIT	5,394	5,405	(11)	(0.2)	(1.6)
EBIT margin (%)	24.9	23.3		1.6 pp	1.4pp
Capital expenditures	3,523	3,658	(135)	(3.7)
Headcount at year-end (number)	58,736	61,816	(3,080)	(5.0)

DOMESTIC – Core Domestic segment

(millions of euros)	2009	2008		Changes
			absolute	%	% organic

Revenues (1) . Consumer . Business . Top . National Wholesale . Other	20,579 10,999 3,730 3,688 1,996 166	22,104 12,195 4,124 3,819 1,738 228	(1,525) (1,196) (394) (131) 258 (62)	(6.9) (9.8) (9.6) (3.4) 14.8 n.s.	(6.9) (9.8) (9.5) (3.4) 14.9 n.s.

EBITDA	9,561	9,592	(31)	(0.3)	(1.7)
EBITDA margin (%)	46.5	43.4		3.1 pp	2.5 pp
EBIT	5,190	5,163	27	0.5	(0.9)
EBIT margin (%)	25.2	23.4		1.8 pp	1.6 pp
Capital expenditures	3,434	3,501	(67)	(1.9)
Headcount at year-end (number)	57,467	60,539	(3,072)	(5.1)
 (1)  The amounts indicated are net of infrasegment transactions.

DOMESTIC - International Wholesale segment

(millions of euros)	2009	2008
			absolute	Changes %	% organic

Revenues . of which third parties	1,710 1,208	1,830 1,267	(120) (59)	(6.6) (4.7)	(7.1) (5.5)
EBITDA	350	375	(25)	(6.7)	(8.2)
EBITDA margin (%)	20.5	20.5
EBIT	209	236	(27)	(11.4)	(13.8)
EBIT margin (%)	12.2	12.9
Capital expenditures	122	163	(41)	(25.2)	(26.1)
Headcount at year-end (number)	1,269	1,277	(8)	(0.6)

DOMESTIC – Revenues details fixed lines / mobile

(millions of euros)	2009			2008			Changes %

Market segment	Total	Fixed (*)	Mobile(*)	Total	Fixed (*)	Mobile(*)	Total	Fixed (*)	Mobile(*)
Consumer	10,999	5,037	6,251	12,195	5,285	7,270	(9.8)	(4.7)	(14.0)
Business	3,730	2,472	1,315	4,124	2,765	1,440	(9.6)	(10.6)	(8.7)
Top	3,688	2,956	823	3,819	3,053	824	(3.4)	(3.2)	(0.1)
National Wholesale	1,996	2,758	194	1,738	2,320	107	14.8	18.9	81.3
Other (support structures)	166	174	14	228	162	46	n.s	n.s	n.s.
Total Core Domestic	20,579	13,397	8,597	22,104	13,585	9,687	(6.9)	(1.4)	(11.3)
International Wholesale	1,710	1,710		1,830	1,830		(6.6)	(6.6)
Eliminations	(627)	(368)		(707)	(415)		n.s	n.s
Total Domestic	21,662	14,739	8,597	23,227	15,000	9,687	(6.7)	(1.7)	(11.3)
 (*)The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

* * *

BRAZIL

(millions of euros)		(millions of reais)
2009	2008	2009	2008	Changes
(a)	(b)	(c)	(d)	Absolute (c-d)	% (c-d)/d	% organic

Revenues	5,022	5,208	13,907	13,951	(44)	(0.3)	(0.3)
EBITDA	1,255	1,217	3,476	3,259	217	6.7	9.6
EBITDA margin (%)	25,0	23,4	25,0	23,4			2.3 pp
EBIT	209	189	580	507	73	14.4	33.1
EBIT margin (%)	4,2	3,6	4,2	3,6			1.3 pp
Capital expenditures	964	1,348	2,671	3,612	(941)	(26.1)
Headcount at year-end (number)			9,783	10,285	(502)	(4.9)

* * *

OLIVETTI

(millions of euros)	2009	2008	Changes
			absolute	%

Revenues	350	352	(2)	(0.6)
EBITDA	(14)	(30)	16	53.3
EBITDA margin (%)	(4.0)	(8.5)
EBIT	(19)	(37)	18	48.6
EBIT margin (%)	(5.4)	(10.5)
Capital expenditures	4	3	1	°
Headcount at year-end (number)	1,098	1,194	(96)	(8.0)

* * *

TELECOM ITALIA GROUP – RECONCILIATION TO COMPARABLE EBITDA AND EBIT

TELECOM ITALIA GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

With reference to the evolution of the bonds during the 2009, we point out the following events:

Currency	Amount (million)

NEW ISSUES			Issue date
Telecom Italia S.p.A. Euro 500 million 7.875%, expiring on January 22, 2014	Euro	500	January 22, 2009
Telecom Italia S.p.A. Euro 650 million 6.75% expiring on March 21, 2013	Euro	650	March 19, 2009
Telecom Italia S.p.A. Euro 850 million 8.25% expiring on March 21, 2016	Euro	850	March 19, 2009
Telecom Italia S.p.A. GBP 750 million 7.375% expiring on December 15, 2017	GBP	750	May 26, 2009
Telecom Italia Capital S.A. USD 1,000 million 6.175% expiring on June 18, 2014	USD	1,000	June 18, 2009
Telecom Italia Capital S.A. USD 1,000 million 7.175% expiring on June 18, 2019	USD	1,000	June 18, 2009

REPAYMENTS			Repayment date
Telecom Italia Finance S.A. 5.15%, bond issued with Telecom Italia S.p.A. guarantee	Euro	1,450(*)	February 9, 2009
Telecom Italia S.p.A. Floating Rate Notes Euribor 3M+ 0.60%	Euro	110	March 30, 2009
Telecom Italia Finance S.A. 6.575% bond issued with Telecom Italia S.p.A. guarantee	Euro	1,849 (**)	July 30, 2009

BOND BUY-BACK			Buy-back period
Telecom Italia Finance S.A. Euro 1,849(**) million 6.575% due July 2009	Euro	253.77	From January to June
Telecom Italia Finance S.A. Euro 119 million FRN due June 2010	Euro	20.00	From March to May
Telecom Italia S.p.A. Euro 796 million FRN due June 2010	Euro	53.75	From April to May
Telecom Italia Finance S.A. Euro 1,997 million 7.50% due April 2011	Euro	2.68	October

NOTES
Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group: as of December 31, 2009 amount to 348 million of euro (nominal value) as at December 31, 2008.
Bond buy-back: as happened in 2008, in 2009 the Telecom Italia Group repurchased bonds with the following targets:
- to provide the investors with a further possibility of monetizing their position;

- to anticipate partially the repayment of some debt maturities increasing, without additional risks, the total yield of liquidity of the Group.

(*) Net of 50 million of euro repurchased from the Company in 2008.
(**) Net of 107 million of euro and 254 million of euro repurchased from the Company in 2008 and in 2009.

The total repayment, net of the Group’s bonds buy-back, related to the bonds expiring in the following 18 months as of December 31, 2009 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.), totals 5,868 million of euro with the following detail:
•	574 million of euro, expiring on January 1st, 2010;
•	868 million of euro, expiring on January 15, 2010;
•	796 million of euro, expiring on June 7, 2010;
•	119 million of euro, expiring on June 14, 2010;
•	486 million of euro, expiring on October 1 st, 2010;
•	750 million of euro, expiring on January 28, 2011;
•	278 million of euro, expiring on February 1 st, 2011;
•	1,997 million of euro, expiring April 20, 2011.

Bonds issued by companies of the Group to third parties do not contain either financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) or clauses which can result in the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees, nor there are commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the bonds carry any other interest rate structures or structural complexities.
Since these notes and bonds have been placed principally with institutional investors on major world capital markets (Euro market and USA), the terms which regulate the notes and bonds are in line with the market practice for similar transactions realized on the same markets; therefore, there are, for example, commitments not to bind corporate assets as guarantee of funding ("negative pledge").

With reference to the loans issued by Telecom Italia S.p.A. and directly granted by the European Investment Bank (EIB), we inform that two of them for 852 million of euro (on a total amount of 2,541 million of euro at December 31, 2009), are not covered by bank guarantees and there are such covenants that:
•
in case the company is object of merger, division or transfer of a company branch beyond the Group, or rather alienates, sells or transfers assets or branches, the company must give immediate communication to the EIB which can require guarantees or changes in the contract of funding. With reference to the contract of funding signed between EIB and Telecom Italia S.p.A: on July 17, 2006 for the amount of 150,000,000.00 euro and on November 30, 2007 for the amount of 182,200,000.00 euro, EIB can rescind the contract ex art. 1456 c.c. in case Telecom Italia S.p.A. ceases to detain, directly or indirectly, more of the 50% (fifty percent) of the voting rights in the ordinary board of HanseNet Telekommunikation GmbH Germany or, however, such a number of shares to represent more of the 50% (fifty percent) of the share capital of that company; to this end, we remind that on November 5, 2009 the Group announced the sign of the agreement in principle for the sale to Telefonica group  of the subsidiary HanseNet, which happened on February 16, 2010;

•
for the loan of 350 million of euro of nominal amount, if the credit rating of the company underlies BBB+ for Standard & Poor’s, Baa1 for Moody’s and BBB+ for Fitch Ratings, and for the loans of 500 million of euro of nominal amount, if the credit rating of the company underlies BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company must give immediate communication to the EIB, which can require eligible guarantees within a fixed term; beyond that term and in absence of the above mentioned guarantees provided by Telecom Italia S.p.A., the EIB can demand the immediate repayment of the issued amount;

•
the company must promptly communicate to the Bank the changes related to the allocation of the corporate stock between those shareholders that can provide a change of control. The missed communication implies the resolution of the contract. Furthermore, the resolution of the contract is planned even when a shareholder, who doesn’t owned at least the 2% of the capital at the sign of the contract, owns beyond the 50% of the voting rights in the ordinary meeting or a such number of shares to represent beyond the 50% of the capital if, following a reasonable judgment of the bank, that fact can cause prejudice against the bank or compromise the execution of the investment Project. The above mentioned clause is also applied to the guaranteed EIB funding of 300 million of euro, issued on June 2009.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige Telecom Italia to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010, and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring 2014.
The two syndicated bank credit lines contain the usual negative pledge clauses, consisting of the commitment not to modify the business purpose or sell corporate assets unless specific conditions exist (e.g. the sale at the fair market value). Similar covenants can be found in the export credit agreements.

The syndicated bank lines (as well as a contract of export credit agreement for the nominal outstanding amount of 88 million of euro at December 31, 2009) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders (including Telco shareholders), acquires the control of Telecom Italia, individually or jointly; in that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

In the documentation of loans granted to certain companies of Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profitability and debt ratios), as well as the usual non financial covenants, worth the request for the repayment in advance of the loan.

Beyond the absence of financial covenants in the Group’s loans, finally, we point out that on December 31, 2009 none of the covenants, negative pledge clauses or other clauses regarding the above described debt positions have been violated in any way.

TELECOM ITALIA GROUP – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME  STATEMENTS

The effect of non-recurring events and transactions on the separate consolidated income statements is set out below in accordance with Consob Communication DME/RM/9081707 dated September 16,2009.

(millions of euro)	2009	2008

Acquisition of goods and services / Other operating expenses:
Professional services rendered relating to the purchase of a company	(4)	-
Other sundry expenses	(8)	(3)
Employee benefit expeenses:
Expenses for mobility under Law 223/91	-	(292)
IMPACT ON OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	(12)	(295)
Gains (losses) on disposals of non–current assets:
Gains on properties	-	25
Gain on sale of non-current asstets – Pay-per-View business segment	-	9
Loss on disposal of Telecom Media News	(11)	-
Losses on intangible assets	(39)	-
Impairment reversal (losses) on non current assetes:
Impairment loss on BBNed goodwill	(6)	-
IMPACT ON OPERATING PROFIT (EBIT)	(68)	(261)
Other income (expenses) from investments:
Gains on disposals of Other investments	4	2
Financial income (expenses):
Writedown on receivables from Lehman Brothers	-	(58)
Accrual to provision for risk and charges in connection with Telecom Italia Sparkle case	(10)	(10)
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(74)	(327)
Effect of income taxes on non-recurring items	14	93
Discontinued operations	(599)	138
IMPACT ON PROFIT FOR THE YEAR	(659)	(96)

TELECOM ITALIA GROUP - EFFECTS ARISING FROM THE RESTATEMENT FOR ERRORS AND CHANGES IN ACCOUNTING PRINCIPLES ON THE CONSOLIDATED FINANCIAL STATEMENTS

•	EARLY ADOPTION OF THE IFRS 3 REVISED (BUSINESS COMBINATIONS) AND IAS 27 REVISED (CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS)

The early adoption of these accounting principles and in particular of IAS 27 revised has determined, within the acquisition transaction of Intelig Telecomunicações Ltda, a capital gain on the partial sale of Tim Participações S.A. (47 million of euros) recorded in equity attributable to owners of the parent instead of separate consolidated income statement.

•	EFFECTS ARISING FROM THE RESTATEMENT FOR ERRORS (SPARKLE)

Following the adjustments and provisions described on the press release, the data for the 2008 financial year used in comparisons (including the opening statement of financial position as at January 1, 2008) have been restated.

•	EFFECTS ARISING FROM THE APPLICATION OF IFRIC 13 (CUSTOMER LOYALTY PROGRAMMES)

IFRIC 13 was accounted for retrospectively and led to the restatement of the separate consolidated income statement, the consolidated statement of comprehensive income and the consolidated statement of cash flows for the year ended December 31, 2008 as well as the consolidated statement of financial position at December 31, 2008 and at January 1, 2008. Such restatement is related to the Domestic operating segment and Telecom Italia S.p.A. only.

The application of IFRIC 13 led to: a decrease in revenues mainly with reference to the deferral of the component relating to customer award credits granted and an increase in acquisition of goods and services correlated to the redemption of awards and a consequent reduction in the tax charge. In the consolidated statement of financial position, this Interpretation led to the recognition of higher current liabilities, mainly related to the deferral of revenues, the recognition of deferred tax assets and a consequent reduction in equity.

* * *

The following tables reflect the impacts on the prior year’s financial statement line items of the accounting adjustments for errors – as defined by IAS 8 – in connection to Sparkle and the retrospective application of IFRIC 13.

	Year ended December 31,2008
(milions of euros)	Historical	Errors	Impact IFRIC 13	Restated

Revenues	29,042	-	(42)	29,000
Other income	336	-	-	336
Acquisition of goods and services	(13,116)	-	(4)	(13,120)
Other operating expenses	(1,638)	-	7	(1,631)
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	11,129	-	(39)	11,090
OPERATING PROFIT (EBIT)	5,476	-	(39)	5,437
Finance expenses	(6,349)	(10)	-	(6,359)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	2,943	(10)	(39)	2,894
Income tax expense	(689)	-	12	(677)
PROFIT FROM CONTINUING OPERATIONS	2,254	(10)	(27)	2,217
PROFIT (LOSS) FOR THE YEAR	2,215	(10)	(27)	2,178
Attributable to:
* Owners of the Parent	2,214	(10)	(27)	2,177
* Non-controlling interests	1	-	-	1

	As of January 1, 2008				As of December 31, 2008
(millions of euros)	Historical	Errors	Impact IFRIC 13	Restated	Historical	Errors	Impact IFRIC 13	Restated

Deferred tax assets	247	-	3	250	987	-	15	1,002
TOTAL NON-CURRENT ASSETS	70,688	-	3	70,691	70,942	-	15	70,957
TOTAL ASSETS	87,425	-	3	87,428	85,635	-	15	85,650

EQUITY
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	13,628	(487)	(4)	13,137	13,846	(497)	(31)	13,318
Equity attributable to owners of the Parent	25,922	(487)	(4)	25,431	26,126	(497)	(31)	25,598
Non-controlling interests	1,063	-	-	1,063	730	-	-	730
TOTAL EQUITY	26,985	(487)	(4)	26,494	26,856	(497)	(31)	26,328

Trade and miscellaneous payables and other current liabilities	12,380	487	7	12,874	10,896	497	46	11,439
TOTAL CURRENT LIABILITIES	19,162	487	7	19,656	18,423	497	46	18,966
TOTAL LIABILITIES	60,440	487	7	60,934	58,779	497	46	59,322
TOTAL EQUITY AND LIABILITIES	87,425	-	3	87,428	85,635	-	15	85,650

TELECOM ITALIA S.p.A.  - SEPARATE INCOME STATEMENTS

TELECOM ITALIA S.p.A.  - STATEMENTS OF COMPREHENSIVE INCOME

According to IAS 1 revised (Presentation of Financial Statements), which is effective from January 1, 2009, here below are presented the Statements of Comprehensive Income, beginning with the Profit for the year, derived from the Separate Income Statements, and displaying income and expenses recognized directly in equity and related to all non-owner changes.

TELECOM ITALIA S.p.A. – STATEMENTS OF FINANCIAL POSITION

(millions of euros)	12/31/2009 (a)	12/31/2008 Restated (b)	Change (a-b)
EQUITY AND LIABILITIES			
EQUITY			
Share capital issued	10,674	10,674	-
. less: treasury shares	(21)	(15)	(6)
Share capital	10,653	10,659	(6)
Reserves	1,689	1,689	-
Other reserves and retained earnings, including profit for the year	10,726	10,520	206
TOTAL EQUITY (C)	23,068	22,868	200
NON-CURRENT LIABILITIES			
Non-current financial liabilities	38,740	36,807	1,933
Employee benefits	975	1,107	(132)
Deferred tax liabilities	43	-	43
Provisions	512	534	(22)
Miscellaneous payables and other non-current liabilities	817	1,284	(467)
TOTAL NON-CURRENT LIABILITIES (D)	41,087	39,732	1,355
CURRENT LIABILITIES			
Current financial liabilities	9,305	7,553	1,752
Trade and miscellaneous payables and other current liabilities	8,937	9,533	(596)
Current income tax payables	235	1,213	(978)
TOTAL CURRENT LIABILITIES (E)	18,477	18,299	178
TOTAL LIABILITIES (F=D+E)	59,564	58,031	1,533
TOTAL EQUITY AND LIABILITIES (C+F)	82,632	80,899	1,733

TELECOM ITALIA S.p.A. – STATEMENTS OF CASH FLOWS

TELECOM ITALIA S.p.A. – NET FINANCIAL DEBT

(millions of euro)	12/31/2009	12/31/2008	Change
Restated
	(a)	(b)	(a-b)
NON-CURRENT FINANCIAL LIABILITIES
Bonds	17,286	15,683	1,603
Amount due to banks, other lenders and other financial liabilities	19,909	19.462	447
Finance lease liabilities	1,545	1,662	(117)
	38,740	36,807	1,933
CURRENT FINANCIAL LIABILITIES (1)
Bonds	1,985	608	1,377
Amount due to banks, other lenders and other financial liabilities	7,084	6,693	391
Finance lease liabilities	236	252	(16)
	9,305	7,553	1,752
GROSS FINANCIAL DEBT	48,045	44,360	3,685

NON - CURRENT FINANCIAL ASSETS
Financial receivables and other financial assets	568	640	(72)
	568	640	(72)
CURRENT FINANCIAL ASSETS
Securities other than investments	1,321	-	1,321
Financial receivables and other financial assets	2,225	241	1,984
Cash and cash equivalents	4,236	3,563	673
	7,782	3,804	3,978
FINANCIAL ASSETS	8,350	4,444	3,906

TOTAL NET FINANCIAL DEBT CARRYING AMOUNT	39,695	39,916	(221)
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(910)	(687)	(223)
ADJUSTED NET FINANCIAL DEBT	38,785	39,229	(444)
Detailed as follows:
TOTAL ADJUSTED GROSS FINANCIAL DEBT	46,287	43,556	2,731
TOTAL ADJUSTED FINANCIAL ASSETS	(7,502)	(4,327)	(3,175)
(1) of which current portion of medium/long-term debt:
Bonds	1,985	608	1,377
Amount due to banks, other lenders and other financial liabilities	2,947	6,693	(3,746)
Finance lease liabilities	236	252	(16)

TELECOM ITALIA S.p.A. – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE INCOME STATEMENTS

The effect of non-recurring events and transactions on the separate income statement of Telecom Italia S.p.A. is set out below in accordance with Consob Communication DME/RM/9081707 dated September 16,2009.

(millions of euro)	Year 2009	Year 2008

Other operating expenses:
Other expenses	(8)	(3)
Employee benefits expenses:
Expenses for mobility under Law 223/91	-	(283)
IMPACT ON EBITDA	(8)	(286)
Capital gains/(losses) realized on non-current assets:
Gains on properties	-	25
Losses on intangible assets	(39)	-
IMPACT ON EBIT	(47)	(261)
Income (expenses) from investments
Gains on sale of Other investments	-	2
Loss on sale of Liberty Surf Group S.A.	-	(480)
Gain on sale of Luna Rossa Challenge 2007	4	-
Loss on sale of Luna Rossa Trademark	-	-
Writedown of investment in Telecom Italia Deutschland Holding	(497)	-
IMPACT ON PROFIT BEFORE TAX	(540)	(739)
Effect of income taxes	12	70
IMPACT ON PROFIT FOR THE YEAR	(528)	(669)

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;
2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;
3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;
4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;
5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;
6. our ability to successfully achieve our debt reduction targets;
7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;
8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;
9. our services are technology-intensive and the development of new technologies could render such services non-competitive;
10. the impact of political and economic developments in Italy and other countries in which we operate;
11. the impact of fluctuations in currency exchange and interest rates;
12. our ability to successfully implement our strategy over the 2010-2012 period;
13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;
14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;
15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2010

TELECOM ITALIA S.p.A.

By:	/s/ Carlo De Gennaro
Name:	Carlo De Gennaro
Title:	Company Manager